PROSPECTUS SUPPLEMENT

(To Prospectus Supplement Dated September 12, 2025)

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-284834

Up to $3,583,686

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated September 10, 2025, filed as a part of our registration statement on Form S-3 (File No. 333-284834), or the Registration Statement, as supplemented by our prospectus supplement, dated September 12, 2025 (collectively the “Prior Prospectus”), relating to the offering, issuance and sale by us of our common stock from time to time that may be issued and sold under the at the market offering agreement, dated February 14, 2025 (the “Sales Agreement”), by and between us and H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

We are filing this prospectus supplement to amend the Prior Prospectus to update the maximum amount of shares we are eligible to sell under our Registration Statement pursuant to General Instruction I.B.6 of Form S-3. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $3,583,686 from time to time through Wainwright, which does not include the shares of common stock having an aggregate sales price of approximately $4,605,773 that were sold pursuant to the Prior Prospectus to date. In the event that we may sell additional amounts under the Sales Agreement in accordance with General Instruction I.B.6, we will file another prospectus supplement prior to making such additional sales.

As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates, or the public float, was approximately $35,068,378, which was calculated based on 7,477,266 shares of our outstanding common stock held by non-affiliates at a price of $4.69 per share, the closing price of our common stock on the Nasdaq Capital Market on August 26, 2025. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we sold securities with an aggregate market value of approximately $8,105,774 pursuant to General Instruction I.B.6 of Form S-3.

Our common stock is listed on the Nasdaq Capital Market under the symbol “VVOS.” On October 23, 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $2.97 per share.

Investing in our common stock is speculative involves a high degree of risk. See “Risk Factors,” beginning on page S-10 of the Prior Prospectus, as well as the risks discussed under similar headings in the documents incorporated by reference in this prospectus supplement and the Prior Prospectus (as they may be amended, updated or modified periodically in our reports filed with the Securities and Exchange Commission), for a discussion of the factors you should carefully consider before deciding to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prior Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is October 24, 2025